

July 14, 2010

Leonard E. Moodispaw
Chief Executive Officer
KEYW Holding Corporation
1334 Ashton Road, Suite A
Hanover, MD 21076

> **Re:** **KEYW Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed June 17, 2010**
> **File No. 333-167608**

Dear Mr. Moodispaw:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please refer to the requirements of the facing sheet of Form S-1. Your amendment should include the specified language relating to the identification of filer type and you should indicate whether you are a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

2.    Your fee table states that the amount of the registration fee is calculated based on 457(a), but it in fact it appears to be based on 457(o). Please advise or revise.

3.    We note that a substantial portion of the offering proceeds will be used to repay a loan to Bank of America, N.A., and that a substantial portion of the proceeds will be used for re-loans received from affiliates of KEYW. Please revise your offering summary to disclose, in quantitative terms, the dollar amounts to be paid to each of the Bank of America and KEYW affiliates.

4.     We will process your amendments without price ranges.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented upon.

5.     It appears that Mr. Moodispaw may be a promoter within the definition of paragraph (c) of Item 404 of Regulation S-K.  Please tell us how you considered the disclosure requirements of this Item or revise your disclosure as required by Form S-1.

Inside Front Cover Page

6.     Please concisely tell us how you concluded it is appropriate to include in your prospectus each of the several government agency logos and consider what additional information should be provided to investors to inform them of the basis and purpose for the inclusion of said logos.  Please see the guidance on the use of graphics in our Securities Act Forms Compliance and Disclosure Interpretation Question and Answer 101.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Summary

Our Business, page 1

7.     Please provide us with support for the statements attributable to INPUT and Market Research Media.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your Form S-1.  Also, tell us whether you commissioned any referenced sources and whether those reports were prepared for you or in connection with the offering.

8.     It appears that you have concluded that you are not substantially dependent upon your agreements with the NSA, the U.S. Air Force Intelligence, and an unnamed "[]other major intelligence agency."  We note your disclosure that no contract accounted for more than 10% of your 2009 pro forma revenues.  Please tell us the nature of the rights and obligations of the parties under the agreements in future periods and provide us with your assessment of how those commitments, if any, were considered in assessing your dependence on the agreements.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Summary Consolidated Financial Data, page 8

9.     The font size of the numbers in your table makes it difficult to read.  Please tell us how you determined the Summary Consolidated Financial Data table on page 8 satisfies the clear, concise and understandable requirements of Rule 421(b).

Risk Factors, page 12

"Our credit facility contains financial and operating covenants . . . ," page 21

10.     You indicate that your credit facility contains financial and operating covenants that require
        you to maintain or satisfy specified financial ratios, including debt to EBITDA ratios.  Tell
        us how you considered disclosing the amount or limit required for compliance with these
        covenants.  Please see Question 102.9 of our Compliance and Disclosure Interpretations on
        Non-GAAP Financial Measures updated on January 15, 2010.

Use of proceeds, page 30

11.     Please disclose the interest rate and maturity date for each class of debt that is to be repaid
        with the offering proceeds.  See Instruction 4 to Item 504 of Regulation S-K.  Also identify
        the related parties and the aggregate portion of the offering proceeds that will be paid to
        them.

Selected Consolidated Financial and Other Data, page 35

12.     Revise to disclose total assets in your selected consolidated financial data pursuant to
        instruction 2 of Item 301 of Regulation S-K.

13.     Revise to disclose pro forma earnings per share as adjusted giving effect to the number of
        shares issued in this offering whose proceeds will be used to extinguish your term loan,
        asset backed credit facility, and subordinated unsecured debt.  Please ensure that the
        footnotes to your pro forma disclosures clearly support your calculations of both the
        numerator and denominator used in your pro forma disclosures.  We refer you to SAB
        Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Unaudited Pro Forma Financial Information, page 37

14.     We note that you provide pro forma statements of operations for the three months ended
        March 31, 2010 and 2009 on page F-16, which satisfy the disclosure requirements of ASC
        805-10-50-2-h.  However, please revise to provide a pro forma statement of operations for
        the quarter ended March 31, 2010 to give effect to acquisitions completed in fiscal 2010
        pursuant to Rule 11-02(c)(2)(i) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Assumptions, page 45

15.     We note that you engaged an external valuation firm in November 2009 to assist
        management in assessing if goodwill was impaired, to assess the value of intangible assets
        acquired in your business combinations, and to assess the value of your stock in December
        2009.  When you refer to a third-party valuation specialist, you should revise to (1) disclose

the name the specialist and include the expert's consent following Securities Act Rule 436(b) of Regulation C or (2) remove the reference to the use of the specialist.  Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance.

Stock Valuation, page 47

16.     When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

17.     Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant or equity issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

18.     Revised to disclose whether the December 2009 valuation analysis was a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").  Additionally, tell us if you performed any other analyses, aside from the December 2009 analysis, to verify that the negotiated prices for issuing stock in your business combinations were representative of fair value.  In your response, tell us the significant factors considered, assumptions made, and methodologies used in determining the fair value of common stock issued in connection with your business combinations.  We may have further comments.

19.     Please provide us with the following information in chronological order for stock options granted during fiscal 2009 and 2010:
   •   the nature and type of stock option or other equity related transaction;
   •   the date of grant/issuance;
   •   description/name of option or equity holder;
   •   the reason for the grant or equity related issuance;
   •   the number of options or equity instruments granted or issued;
   •   the exercise price or conversion price, and;
   •   the fair value of underlying shares of common stock.

20.     Continue to provide us with updates to the requested information for all equity  sheet date included in the filing.  The number of options granted may be aggregated by month or quarter and the information presented as weighted-average per share amounts.

21.     Revise to quantify the assumptions discussed on page 48 used in valuing stock options pursuant to ASC 718-10-50-2-f.

Liquidity and Capital Resources, page 54

22.     Please expand the text regarding the three significant equity financing transactions you conducted during the past two years. Your discussion of cash flows from financing activities should provide an overview of the basic terms of each of those significant financing transactions.

Contractual Obligations and Commitments, page 55

23.     Revise the periods presented in your contractual obligations and commitments table to be consistent with those required by Item 303(A)(5)(i) of Regulation S-K. In addition, this table should also include your long-term debt obligations (i.e., the subordinated debt from your IIT acquisition). You should also present related interest payments in the table or in footnote disclosure to the table.

Business, page 57

General

24.     Your Business section should include an estimate of the amount spent during each of the last three fiscal years on research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Customers, page 63

25.     Please clarify the extent to which the customer list includes current and former customers. In this regard, we note your statement that "[o]ur customers include many of the 16 federal agencies listed below that comprise the Intelligence Community."

Management

Compensation Committee Interlocks and Insider Participation, page 78

26.     It appears that KEYW and Messrs. Griffin and Hannon, or their affiliates, engaged in transactions within the ambit of paragraph (a) of Item 404 of Regulation S-K. As such, the information responsive to Item 404 should be presented under the Interlocks heading. See paragraph (e)(4) of Item 407 of Regulation S-K. To avoid repetitive disclosure, you should eliminate the descriptions of the applicable transactions from the Certain Relationships and Related Party Transactions section of the prospectus, and instead cross-reference the reader to the Compensation Committee Interlocks subheading of the filing.

27.     Please revise your filing to disclose the nature of Mr. Griffin's interest in the lease transaction. Refer to Item 404(a)(4) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis

Components of Executive Compensation, page 82

28.     We note your use of peer group comparison and industry surveys.  Please clarify whether
        you use specific peer group compensation percentiles in making compensation decisions.  If
        so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal
        2009 compensation.  Disclosure in this regard should include a discussion of where you
        target each element of compensation against the comparator companies and where actual
        payments fall within targeted parameters.

Annual Incentives, page 83

29.     We note that the compensation committee set company-wide financial performance targets
        based on the achievement of a combination of specified target revenue and specified target
        EBITDA.  Please tell us why you have not provided quantitative disclosure of the terms of
        the performance targets utilized in determining incentive compensation for your executive
        officers.  If you believe that disclosure of the performance targets is not required because it
        would result in competitive harm such that the targets could be excluded under Instruction 4
        to Item 402(b) of Regulation S-K, please provide an analysis supporting your conclusion.

Employment Agreements, page 91

30.     Where appropriate, please describe and explain how the appropriate payment and benefit
        levels are determined under the various circumstances that trigger payments or provision of
        benefits under the employment agreements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402
        of Regulation S-K.  Also, in the compensation discussion and analysis, discuss how these
        arrangements fit into your overall compensation objectives and affect the decisions you
        made regarding other compensation elements and the rationale for decisions made in
        connection with these arrangements.

Recent Sales of Unregistered Securities, page II-1

31.     The extent to which you relied upon Regulation D is unclear.  Please disclose the rule in
        Regulation D relied upon.  Indicating that the offerings were exempt pursuant to "Section
        4(2) thereof, Regulation D thereunder or Rule 701" is not responsive to Item 701 of
        Regulation S-K.  If more than one exemption was relied upon, this should be disclosed.  In
        addition, please tell us what information about the company was provided to your investors
        and, for each transaction, state briefly the facts relied upon to make the exemption available,
        such as whether the purchasers were accredited or sophisticated.

32.     It appears that you should file as exhibits (i) the agreements pursuant to which you
        conducted the private placement in May 2009 with related parties, (ii) the amended and
        restated stockholders' agreements, (iii) the agreement pursuant to which you restructured

KEYW and (iv) your current articles of incorporation and bylaws.  Refer to Item 601(b)(2) and (3), 601(b)(10)(ii)(A) and Item 404(a) and (b) of Regulation S-K.

Principal and Selling Stockholders

Beneficial Ownership of Our Capital Stock, page 103

33.     Please revise your filing to name the natural persons who exercise sole or shared voting or dispositive powers with respect to shares held of record by each holder of more than five percent of your outstanding common stock.  In addition, once you determine the selling stockholders that will be participating in your planned offering, for the selling stockholders that are legal entities you must identify in the registration statement the natural person or persons who exercise sole or shared voting or dispositive powers over the securities offered for resale by those stockholders that hold in excess of one percent.

Underwriting

Overallotment Option, page 114

34.     Please revise your filing to clarify the source of the shares available for the overallotment.  In this regard, we note that on page 104 you suggest the overallotment shares will be issued by KEYW, but at page 114 suggest that at least part of the overallotment will be filled by selling stockholders.

35.     Please clarify whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Consolidated Financial Statements, page F-1

The KEYW Holding Corporation and Subsidiaries, page F-4

Consolidated Statements of Operations, page F-5

36.     Given that your intangible assets relate primarily to acquired contracts and were valued based on backlog and historical renewal rates, tell us why you believe amortization expense should be classified within operating expenses versus cost of revenue.

Note 1. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

37.     On page 40, you indicate that your platforms include products that you manufacture, as well as hardware and software that you integrate using the engineering services of your workforce.  Furthermore, on page 61, you indicate that you provide annual maintenance and support contracts with sales of your hardware products.  Please tell us and disclose, if material, if and how you account for any of your arrangements as software arrangements

and/or construction/production-type contracts. If so, tell us how much revenue you recognized for such arrangements during all periods presented. Additionally, please confirm if the integrated software is internally developed or is third-party software. We may have further comments.

38.     Revise your disclosures to indicate how you meet the criteria to separate product and service revenue for your multiple element arrangements. At a minimum, your disclosures should address how you determine the fair value of the undelivered items. In your response, please tell us how you determined the delivered item(s) (i.e., product) has value to your customers on a stand-alone basis.

39.     You disclose on page 43 that TAG had a substantial number of prime contracts that generate subcontractor-based revenue and on page 61 you indicate subcontracts accounted for approximately 79% of revenue in fiscal 2009. Please provide us with your analysis pursuant to ASC 605-45-45 supporting how you concluded reporting revenue on a gross basis for subcontractor arrangements was appropriate. In your response, please tell us the names of the prime contractors and if you considered disclosing this information in your registration statement.

Note 2. Acquisitions, page F-13

40.     You disclose on page F-16 that the purchase price allocations for the TAG and IIT acquisitions are preliminary. Revise to provide the applicable disclosures required by ASC 805-10-50-6.

Consolidated Balance Sheets, page F-23

41.     Revise total assets for fiscal 2009 to be $67.1 million, as the current total ($44.6 million) does not appear to include total current assets.

Integrated Computer Concepts, Incorporated and Subsidiary

Independent Auditors' Report, page F-47

42.     We believe that the audit report for your predecessor financial statements should refer to an audit being conducted in accordance with PCAOB standards versus US generally accepted auditing standards pursuant to PCAOB Auditing Standard No. 1. Please revise or tell us why you believe such revision is not considered necessary.

Recent Sales of Unregistered Securities, page II-1

43.     We note that in March 2010 and April 2010 you issued subordinated unsecured promissory notes. It appears these were unregistered sales of securities. If so, please tell us the exemption you relied upon and why you have not disclosed these sales in this section.

Exhibits and Financial Statement Schedules, page II-3

44.     Please file all required exhibits as soon as possible for our review and possible further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379 or, if you require additional assistance, you may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499.  Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions.  If you require further assistance, you may contact me at (202) 551-3462.

                      Sincerely,

                      Mark P. Shuman
                      Legal Branch Chief

cc:      <u>Via Facsimile (410) 659-2701</u>
          A. Lynne Puckett, Esq.
          Hogan Lovells US LLP